UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2008

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐  Yes          ☒     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated July 9, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: July 17, 2008

Exhibit No.	Description
1.	Press release, dated July 9, 2008.

EXHIBIT 1

Jinpan International Commences Operations at Secondary Manufacturing Facility

Wednesday July 9, 4:00 pm ET

ENGLEWOOD CLIFFS, N.J., July 9 /PRNewswire-FirstCall/ -- Jinpan International Ltd. (Amex: JST - News), a leading designer, manufacturer, and distributor of cast resin transformers for power distribution, today announced that its 267,000 square foot manufacturing facility in Wuhan, China is now operational.

Construction of the Wuhan facility was completed in the middle of May 2008 and the Company began operations in the middle of June 2008. This facility will produce cast resin transformers for the China market.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “We are very happy to have our second manufacturing facility up and running. With this new facility, we expect our total annual production capacity to reach approximately 9 million KVA by the beginning of 2009, a 50% increase over the 6 million KVA capacity that we had prior to the completion of this facility. Wuhan is located in central China and this new facility is closer to our material suppliers and provides easy access to the highway and railroad. Additionally, this new facility in Wuhan has been built in an Economic Development Zone (“EDZ”) where we will enjoy preferential tax treatment as a result of our facility being situated in an EDZ. This facility will not be subject to corporate income tax in 2008 and 2009 and from 2010 to 2012, the corporate income tax applicable to this facility will be half of the prevailing rate of 25%. We are pleased to see continued demand for our transformers and continue to focus on meeting the rising demand for our products both in China and internationally.”

About Jinpan International Ltd.

Jinpan International Ltd. (Amex: JST - News) designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Forward Looking Statements “Safe Harbor” Statement under the Private
Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

-- our ability to successfully implement our business strategy;

-- the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

-- the effects of rapid technological changes and vigorous competition in the markets in which we operate;

-- uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

-- uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

-- other factors or trends affecting the industry generally and our financial condition in particular;

-- the effects of the higher degree of regulation in the markets in which we operate;

-- general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

-- the monetary and interest rate policies of the countries in which we operate;

-- changes in competition and the pricing environments in the countries in which we operate;

-- exchange rates; and

-- other factors listed from time to time in the our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2006 and our subsequent reports on Form 6-K.

Source: Jinpan International Ltd.